BB 3/7



02003502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40112



RECEIVED MAR 04 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PASHLEY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West Market Street
(No. and Street)

Spencer	IN	47460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene W. Pashley, Jr. 812-829-3722
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tracey Heun Brennan & Co.
(Name — *if individual, state last, first, middle name*)

Court House Commons, 601 Route 9 South	Cape May Court House,	NJ	08210
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5

OATH OR AFFIRMATION

I, James M. McLaughlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pashley Financial Services, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

MARY G. CONLEY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 20, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASHLEY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2001



FINANCIAL STATEMENT

PASHLEY FINANCIAL SERVICES, INC.
YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS


Tracey Heun
Brennan & Co.
Certified Public Accountants, PA
Venture 21

To The Board of Directors and Stockholders
Pashley Financial Services, Inc.
Marmora, New Jersey 08223

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

We have audited the statement of financial condition of Pashley Financial Services, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pashley Financial Services, Inc. and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tracey Heun Brennan & Company

TRACEY HEUN BRENNAN & COMPANY
Certified Public Accountants, PA

Cape May Court House, New Jersey
January 16, 2002

Central Professional Plaza ◊ 327 Central Avenue, Linwood, NJ 08221 ◊ Ph: 609-927-2222 ◊ Fax: 609-653-0675
601 Route 9 South, Cape May Court House, NJ 08210 ◊ Ph: 609-465-2206 ◊ Fax: 609-465-2002
833 Route 37 West, Toms River, NJ 08755 ◊ Ph: 732-818-9180 ◊ Fax: 732-818-9633

PASHLEY FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

		2001		2000
Cash	$	26,476	$	76,981
Certificates of Deposit		68,893		65,447
Commissions Receivable		11,739		14,759
Interest Receivable		513		497
Prepaid Expenses		7,637		7,524
Clearing Broker Deposit		5,000		5,000
TOTAL ASSETS	$	120,258	$	170,208

LIABILITIES & STOCKHOLDERS' EQUITY

		2001		2000
Accounts Payable	$	2,041	$	1,965
Retirement Plan Payable (Note 6)		-		55,322
Commission Payable		641		209
Provision For Income Taxes (Note 3)		200		200
Total Liabilities		2,882		57,696
Stockholders' Equity				
Common Stock (2400 Shares Authorized --150 Issued and Outstanding in 2001)		75,000		75,000
Retained Earnings		42,376		37,512
Total Stockholders' Equity		117,376		112,512
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	120,258	$	170,208

The Accompanying Notes are an Integral Part
of these Financial Statements

PASHLEY FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
Revenues				
Commissions - Insurance Products	$	106,597	$	110,236
Commissions - Securities & Mutual Funds		210,605		207,407
Consulting Fees		331,800		379,800
Interest		5,343		5,613
Other		0		0
Total Revenues		654,345		703,056
Operating Expenses				
Broker Commission		389,236		411,271
Salaries		59,379		75,771
Trade Charges		16,997		14,977
Telephone		13,559		14,661
Office Expense		12,651		15,457
Licenses		3,945		3,137
Professional Services		5,438		6,128
Office Supplies		3,611		4,158
Advertising		659		2,569
Publications		778		1,602
Postage		3,423		2,542
Travel		2,080		2,566
Payroll Taxes		20,865		23,111
Insurance		30,447		27,589
Property and Use Taxes		51		33
Rent		18,000		18,000
Retirement Plan Expense (Note 6)		54,540		55,322
Other		13,622		10,746
Total Operating Expenses		649,281		689,640
Income Before Provision for Income Taxes		5,064		13,416
Provision (Benefit) for Income Taxes (Note 3)		200		200
Net Income (Loss)	$	4,864	$	13,216
Earnings Per Share	$	32.43	$	88.11

The Accompanying Notes are an Integral Part
of these Financial Statements

PASHLEY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings
Balance at Beginning of Year	$ 75,000	$ 37,512
Net Income		4,864
Capital Contributions	0	0
Balance at End of Year	$ 75,000	$ 42,376

The Accompanying Notes are an Integral Part
of these Financial Statements

PASHLEY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
Cash Flows From Operating Activities:				
Net Income (Loss)	$	4,864	$	13,216
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:				
(Increase) Decrease in:				
Commissions Receivable		3,020		(1,775)
Interest Receivable		(16)		(26)
Prepaid Expense		(113)		(26)
Increase (Decrease) in:				
Accounts Payables		76		367
Retirement Plan Payable		(55,322)		(1,553)
Commissions Payable		432		(302)
Provision for Income Taxes		-		
Net Cash Provided (Used) in Operating Activities		(47,059)		9,901
Cash Flows From Investing Activities:				
(Purchase) Sale of Investments		(3,446)		(3,389)
Net Cash Provided (Used) in Investing Activities		(3,446)		(3,389)
Net Increase (Decrease) In Cash and Equivalents		(50,505)		6,512
Cash and Equivalents, Beginning of Year		76,981		70,469
Cash and Equivalents, End of Year	$	26,476	$	76,981

SUPPLEMENTAL SCHEDULE OF DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid during the Year for:				
Income Taxes	$	200	$	200
Interest	$	0	$	0

The Accompanying Notes are an Integral Part
of these Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The company was formed April 15, 1988 as a New Jersey Corporation, and is a wholly owned subsidiary of Pashley Insurance Agency, Inc. (also a New Jersey Corporation). Registration with the Securities and Exchange Commission and National Association of Security Dealers was granted October 31, 1988 and November 22, 1988, respectively. The company's business activity includes the sale of securities and insurance. The company maintains offices in New Jersey and Indiana.

RECOGNITION OF REVENUE

The company recognizes revenue and expenses under the accrual method of accounting for financial reporting and income tax purposes.

Commission Revenue is recognized on a settlement date basis.

INVESTMENTS

Investments are recorded at market value. Any resulting difference between cost and market is reflected in income. Investments consist of certificates of deposit and money market accounts.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

CASH AND CASH EQUIVALENTS

For the purposes of the Statement of Cash Flows, the company considers cash to be all highly liquid investments with a maturity of three months or less.

2. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital being the greater of $50,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2001, the company had net capital of $106,335, which was $56,335 in excess of its required net capital of $50,000.

3. INCOME TAXES

The company and its parent, file a consolidated federal income tax return. Effective January 1, 1999, the shareholders of the parent company elected to have it taxed as an S-Corporation. The shareholders of that entity also elected to have the company treated as a qualifying Subchapter S subsidiary. The income tax liability and expense reflected on these financial statements are those of the company. State income taxes are filed separately and are calculated in accordance with revenue provisions of Indiana and New Jersey. For the year ended December 30, 2001, provision was made in the amount of $200 for state income taxes.

4. LEASING ARRANGEMENTS

The company leases office equipment under operating leases expiring on various dates through August 2003.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2001.

Year Ending December 31:

2002	$	2,296
2003		544
	$	2,840

5. RELATED PARTY

The company leases space for its New Jersey location from 1314 South Shore Road Associates, LLC, an entity related through common control. The monthly lease was $1,000 in 2001and 2000. Space is also leased for the Indiana location from Hyden Shore, Inc., a related entity, at a monthly rate of $500 in 2001 and 2000. During 2001and 2000, $18,000 was paid under these lease agreements.

As indicated in Note 4 above the company leases equipment from a related party, Hyden Shore, Inc. which has common ownership with the company. Hyden Shore, Inc. received lease payments totaling $4,895 during 2001and $6,595 during 2000.

During 2001 the company received consulting revenues from related parties Hyden Shore, Inc. and Pashley Insurance Agency, Inc. Consulting revenues for 2001 were $22,800 and $309,000, respectively and $22,800 and $357,000 respectively in 2000.

6. PENSION PLAN

The Company maintains a Simplified Employee Pension (SEP) Plan. Employees must be twenty-one years of age and have a minimum of one-year experience to be eligible to participate.

Contributions are funded by the company and are determined annually at the company's discretion. Pension plan assets are held by a trustee and are not owned by the company. The provision for the year-end December 31, 2001 is $54,540.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

PASHLEY FINANCIAL SERVICES, INC.
SUPPLEMENTARY SCHEDULES TO FINANCIAL STATEMENTS
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

		2001		2000
Total Ownership Equity	$	117,376	$	112,512
Deduct - Nonallowable Assets		10,819		10,010
- Hair Cut Money Market		222		215
NET CAPITAL		106,335		102,287
Computation of Basic Capital Requirements				
Minimum Net Capital Required 6 2/3 of Aggregate Indebtedness or $50,000 whichever is Greater		50,000		50,000
EXCESS NET CAPITAL	$	56,335	$	52,287
Computation of Aggregate Indebtedness				
Liabilities	$	2,882	$	57,696
Percentage of Aggregate Indebtedness to Net Capital		2.7%		56.41%

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION PER UNAUDITED FOCUS IIA AND AUDITED COMPUTATION AS OF DECEMBER 31, 2001

Net Audit Difference	$	0	$	0

ADDENDUMS

Independent Auditor's Report on
Internal Accounting Control

Tracey Heun
Brennan & Co.
Certified Public Accountants, PA
Member Venture 21 Group

Board of Directors
Pashley Financial Services Inc.
Marmora, New Jersey 08223

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

In planning and performing our audit of the consolidated financial statements of Pashley Financial Services, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the federal Reserve system

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding

Central Professional Plaza ◊ 327 Central Avenue, Linwood, NJ 08221 ◊ Ph: 609-927-2222 ◊ Fax: 609-653-0675
601 Route 9 South, Cape May Court House, NJ 08210 ◊ Ph: 609-465-2206 ◊ Fax: 609-465-2002
833 Route 37 West, Toms River, NJ 08755 ◊ Ph: 732-818-9180 ◊ Fax: 732-818-9633

paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices
and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies that rely of rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tracey Heun Brennan & Company

TRACEY HEUN BRENNAN & COMPANY
Certified Public Accountants, PA

Cape May Court House, New Jersey
January 16, 2002

Venture 21 GROUP

Tracey Heun Brennan & Co.

Certified Public Accountants, PA

Linwood ♦ 609-927-2222
Cape May Court House
609-465-2206
Toms River ♦ 732-818-9180

Full-Service Accounting
Audit Services
Business Consulting
Financial & Estate Planning

Benefits 21, Inc.

Toms River ♦ 732-818-9666

Employee Benefit Plans
Pension Administartion

Technology 21, Inc.

Marmora ♦ 609-390-8873
Northfield ♦ 609-272-3088

PC Network
Installation & Service
Internet Service Provider
Web Hosting
Computer Training Center

THB Advisors, Inc.

Linwood ♦ 609-927-2222

Investment Management

American Insurance Consultants, LLC

Linwood ♦ 609-653-9101

Life/Health Insurance